SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                (Amendment No. 5)

                        Rule 13e-3 Transaction Statement
            (Pursuant to Section 13(e) of the Securities Exchange Act
                                    of 1934)

                           WINDSOR PARK PROPERTIES 4,
                        a California limited partnership
                        --------------------------------
                                (Name of Issuer)

                                 N' TANDEM TRUST

                            CHATEAU COMMUNITIES, INC.

                           WINDSOR PARK PROPERTIES 4,
                        a California limited partnership

                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                               -----------------

                                 Steven G. Waite
                            Windsor Park Properties 4
                             6160 South Syracuse Way
                           Greenwood Village, CO 80111
                                  303-741-3707

      (Name, Address and Telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

                                 With copies to:
                             Jay L. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                                 (212) 878-8000

            This Amendment No. 5 to the Rule 13E-3 Transaction Statement on
Schedule 13E-3 is being filed as the Final Amendment to the Schedule 13E-3 of Windsor Park Properties 4, a California limited partnership (the "Partnership"), N' Tandem Trust and Chateau Communities, Inc., originally filed with the Securities and Exchange Commission on February 5, 1999, as amended through June 4, 1999 and hereby (the "Schedule 13E-3"), relating to the proposed sale of the Partnership's remaining wholly-owned property and ownership interests in real properties (the "Sales") to N' Tandem Trust, an affiliate of the Partnership, and the proposed liquidation of the Partnership pursuant to a plan of liquidation (the "Plan of Liquidation") following such Sales, and the related solicitation (the "Solicitation") of limited partners of the Partnership (the "Limited Partners"), pursuant to a Consent Solicitation Statement dated May 7, 1999, as supplemented by a Consent Solicitation Statement Supplement dated June 2, 1999. Capitalized terms not defined herein have the meanings ascribed to them in the Schedule 13E-3.

            The purpose of this Amendment is to report the results of the Solicitation, and the consummation of the Sales which occurred on June 30, 1999.

            The Partnership hereby reports the following results of the Solicitation as of the close of the Solicitation Period: (i) Limited Partners holding 155,757 Units, representing77.52% of all issued and outstanding Units, sent in consent cards, (ii) Limited Partners holding 93.58% of all Units for which consent cards were received consented to the Sales; (iii) Limited Partners holding 93.81% of all Units for which consent cards were received consented to the Plan of Liquidation, (iv) Limited Partners holding 5.3% of all Units for which consent cards were received withheld their consent to the Sales, (v) Limited Partners holding 4.57% of Units for which consent cards were received withheld their consent to the Plan of Liquidation, (vi) Limited Partners holding 1.12% of all Units for which consent cards were received abstained from consenting to the Sales, and (vii) Limited Partners holding 1.62% of all Units for which consent cards were received abstained from consenting to the Plan of Liquidation.

            Accordingly, the Limited Partners have consented to and approved the Sales and Plan of Liquidation.

            A closing with respect to the Sales was held on June 30, 1999, resulting in net proceeds to the Partnership from the Sales of $8,357,300.

            Pursuant to the Plan of Liquidation, The Windsor Corporation, the Managing General Partner of the Partnership, is currently in the process of liquidating and dissolving the Partnership.

    Item 17.  Materials Filed.

      (a)   Promissory Note of N' Tandem in favor of Chateau Communities, Inc.*

   (b)(1)   Appraisals of Whitcomb Real Estate, Inc.*

   (b)(2)   Appraisals of Landmark Valuation, Inc.*

   (b)(3)   Appraisals of Appraisal Technology, Inc.*

   (d)(1) Consent Solicitation Statement and related proxy materials, as filed with the Commission on May 7, 1999.*

   (d)(2) Consent Solicitation Statement Supplement as filed with the Commission on June 4, 1999.**

----------
*Filed with Amendment No. 3 to this Schedule 13E-3
**Filed with Amendment No. 4 to this Schedule 13E-3

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WINDSOR PARK PROPERTIES 4,
                                    California Limited Partnership

                                    By:   The Windsor Corporation,
                                            general partner

                                          By:   /s/ Steven G. Waite
                                                -----------------------------
                                                Steven G. Waite
                                                President

                                    Date:  July 12, 1999

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                N' TANDEM TRUST

                                                By: /s/ Gary P. McDaniel
                                                   ---------------------------
                                                   Gary P. McDaniel
                                                   Trustee

                                                Date: July 12, 1999

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                CHATEAU COMMUNITIES, INC.

                                                By: /s/ Gary P. McDaniel
                                                   ---------------------------
                                                   Gary P. McDaniel
                                                   Chief Executive Officer

                                                Date: July 12, 1999

                           INDEX TO EXHIBITS

EXHIBIT NO.  DESCRIPTION                                      PAGE
-----------  -----------                                      ----

(a)          Promissory Note of N' Tandem in favor of Chateau
             Communities, Inc. *

(b)(1)       Appraisals of Whitcomb Real Estate, Inc. *

(b)(2)       Appraisals of Landmark Valuation, Inc. *

(b)(3)       Appraisals of Appraisal Technology, Inc. *

(d)(1) Consent Solicitation Statement and related proxy materials, as filed with the Commission on May 7, 1999. *

(d)(2) Consent Solicitation Statement Supplement as filed with the Commission on June 4, 1999.**

--------
*Filed with Amendment No. 3 to this Schedule 13E-3
**Filed with Amendment No. 4 to this Schedule 13E-3